

Mail Stop 3561

March 5, 2009

Mr. James Collas
Chief Executive Officer
IdeaEdge, Inc.
6440 Lusk Boulevard, Suite 200
San Diego, CA 92121

>   **Re: IdeaEdge, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed March 2, 2009**
>   **File No. 0-27145**

Dear Mr. Collas:

   We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K/A Filed March 2, 2009

1.   Please revise the second paragraph to disclose the date Weaver & Martin, LLC actually resigned rather than the effective date of the resignation. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2.   Please state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board of directors or by the board of directors if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3.   Please note that you are required file an updated letter from Weaver & Martin, LLC stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

4.   In addition, please comply with each of the disclosure requirements of Item 304 of Regulation S-K when reporting a change in independent accountants. For example, in this Form 8-K filing please revise to:

- clearly state that a change in accountants occurred upon closing of the reverse acquisition;

- clearly state that the audit committee approved the change in accountants;

- clearly disclose the date you engaged Cordovano and Honeck, LLP and dismissed Weaver & Martin, LLC as your principal accountant, and;

- disclose any consultations with Cordovano and Honeck, LLP during the two most recent fiscal years or any subsequent interim period through the date of engagement regarding the application of accounting principles or the type of audit opinion that might be rendered that Cordovano and Honeck, LLP concluded was an important factor you considered in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was subject to a disagreement or reportable event.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3332. In my absence, you may direct your questions to James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849.

Sincerely,

Sondra Snyder
Staff Accountant